Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

July 16, 2009

Item 3.	News Release

The press release was disseminated through the services of Stockwatch.

Item 4.	Summary of Material Change

The Company wishes to provide an update on the status of its ongoing litigation with Hector Davila Santos, the prior majority shareholder of First Silver Reserve, Inc. (“FSR”) with respect to alleged interference with FSR’s opportunity to acquire the Bolanos mine in Mexico.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

July 16, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

Toronto Stock Exchange – FR	July 16, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Update of Litigation

FIRST MAJESTIC SILVER CORP. (FR-T) ("First Majestic" or the "Company") wishes to provide an update on the status of its ongoing litigation with Hector Davila Santos, the prior majority shareholder of First Silver Reserve, Inc. (“FSR”) with respect to alleged interference with FSR’s opportunity to acquire the Bolanos mine in Mexico. FSR later became a wholly owned subsidiary of the Company.

In November 2007, an action was commenced in British Columbia by the Company and its wholly owned subsidiary, FSR against Hector Davila Santos and Minera Arroyo Del Agua, S.A. de C.V. whereby the Company and FSR allege that while holding the positions of director, President and Chief Executive Officer and Chairman of the Board of FSR, Mr. Davila Santos wrongfully interfered with FSR’s opportunity to acquire the Bolanos mine and breached his fiduciary and statutory duties owed to FSR, which resulted in Mr. Davila Santos personally or through Minera Arroyo, acquiring the Bolanos mine from Grupo Mexico for his own interests. The court has yet to rule on these allegations.

Pending resolution of this action the Company withheld certain amounts owing to Mr. Davila Santos with respect to the purchase of shares in FSR which the Company acquired from Mr. Davila Santos in 2006. The withheld amounts consist of quarterly instalments of interest due on November 30, 2007, February 29, 2008 and May 30, 2008, as well as the final principal payment of $13,341,380 due to Mr. Davila Santos on May 30, 2008. The total amount withheld from Mr. Davila Santos and due as at May 30, 2008 was $13,940,097. A letter of credit in the amount withheld plus interest, amounting to $14,485,759 was previously posted by First Majestic with the courts and a reserve of cash equalling this amount has been maintained by the Company.

On March 14, 2008, Mr. Davila Santos filed a statement of defence and counter-claim in respect of the action referred to above. Pursuant to the counterclaim, Mr. Davila Santos has claimed, among other things, for payment of the amounts referred to above.

The parties have now agreed to a consent order with respect to the funds represented by the letter of credit. Pursuant to the order, $14,258,332 will be paid out of the letter of credit to the trust account of Mr. Davila Santos’ lawyers. The remaining $227,420 will be paid out to the Company and the letter of credit will be cancelled. The amounts paid to the Company may be used as the Company sees fit. The consent order requires that the funds be held in the lawyers' trust account pending the outcome of the litigation, with trial scheduled to commence in the Supreme Court of British Columbia, Vancouver, British Columbia on April 12, 2010. If the trial has not commenced by June 30, 2011 the funds will be released on that date to Mr. Davila Santos, unless otherwise ordered by the court. The consent order does not affect the standing of the Company’s claims against Mr. Davila Santos.

The effect of the consent order on the Company’s financial position will be to simultaneously reduce Vendor Liability and Interest as well as Restricted Cash by offsetting amounts of $14,485,759, with $227,420 of cash being reclassified from Restricted Cash to Cash (i.e. unrestricted Cash). The net assets of the Company will not be increased or decreased as a result of this order.

The Company’s President and Chief Executive Officer, Keith Neumeyer stated “We think that this consent order is a reasonable compromise with Mr. Davila Santos and gives First Majestic comfort that if our action against Mr. Davila Santos is successful we will be able to enforce the judgment against these monies which will continue to reside within Canada and be subject to the jurisdiction of the British Columbia courts.”

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.